UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change April 30, 2012
Item 3	News Release The news release dated April 30, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on April 30, 2012.
Item 4	Summary of Material Change The Company reported initial results from the 2012 drill program at its high-grade gold Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 30, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 30th day of April, 2012

April 30, 2012	News Release 12-14

Valley of the Kings Intersects 9,110 g/t Gold as 2012 Drilling Resumes

Vancouver, British Columbia April 30, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to report initial results from the 2012 drill program at its high-grade gold Brucejack Project in northern British Columbia.  (See Table 1 below for assays.)

Selected highlights from the Valley of the Kings include:

•	Hole SU-316 intersected 9,110 grams of gold per tonne over 0.5 meters (266 ounces gold per ton over 1.6 feet) and 1,035 grams of gold per tonne over 0.8 meters (30 ounces gold per ton over 2.6 feet);

•	Hole SU-318 intersected 1,490 grams of gold per tonne over 0.7 meters (43 ounces gold per ton over 2.3 feet).

2012 Drill Program

An initial 25,000-meter in-fill drill program is underway with seven drills turning and numerous intersections of electrum encountered to date.  The first drill holes of the 2012 drill program continue to build on the success of the 2011 drill program with a focus on delineating the eastern end of the Valley of the Kings and testing for extension of the zone to the east.  The primary objective of the 2012 drill program is to increase drill density at the Valley of the Kings to upgrade Inferred gold resources to the Indicated resource category in support of the feasibility study underway.

An updated high-grade resource estimate based on the initial 2012 drill program is anticipated in the third quarter.  Planning is underway for an expanded drill program anticipated to commence this summer on completion of the in-fill drill program to test extensions of the Valley of the Kings along strike and at depth as well as test the six other high-grade gold zones identified to date, but not included in the high-grade resource estimate.

Table 1: Selected Brucejack Project Drill Results, April 2012 (SU-289 to SU-310, 316, 318 and 320)(1,3)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS ZONE
SU-289	6258061N 426645E	-75/180		297.5	309.5	12.0	5.28	10.04
			incl	308.0	309.5	1.5	38.20	39.90
SU-291	6258061N 426645E	-65/180		25.72	26.42	0.7	10.85	141.00
				199.5	202.0	2.5	7.30	29.59
				235.0	238.0	3.0	6.40	15.05
				280.5	282.0	1.5	9.31	4.10
				338.0	339.5	1.5	12.55	14.20

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-293	6257945N 426797E	-65/284		126.25	127.5	1.25	15.65	10.80
				210.5	212.0	1.5	24.70	25.90
				294.5	305.88	11.38	6.66	9.36
			incl	296.0	297.5	1.5	24.20	12.60
				381.0	387.5	6.5	9.66	407.64
			incl	383.43	386.24	2.81	17.60	323.58
SU-294	6258061N 426645E	-55/180		166.5	171.0	4.5	4.09	14.63
SU-296	6257945N 426797E	-75/284		250.0	253.0	3.0	13.04	16.50
SU-297	6258100N 426537E	-45/180		104.5	106.0	1.5	53.00	62.80
				203.5	218.5	15.0	6.94	10.56
			incl	217.0	218.5	1.5	58.90	44.90
				374.5	376.0	1.5	26.00	68.50
SU-299	6257830N 426535E	-45/360		66.67	67.17	0.5	4.00	1,180
				219.5	221.0	1.5	29.50	50.80
				286.88	288.11	1.23	14.05	5.70
SU-301	6258100N 426537E	-65/180		269.0	273.5	4.5	13.49	11.47
				347.66	348.16	0.5	146.50	96.00
SU-302	6257955N 426595E	-60/284		298.0	305.0	7.0	6.93	12.99
			incl	298.78	299.28	0.5	22.50	14.20
SU-303	6258100N 426587E	-45/180		144.86	145.36	0.5	74.10	91.10
				174.5	182.0	7.5	23.02	42.90
			incl	180.5	182.0	1.5	106.50	182.00
SU-304	6258223N 426406E	-75/145		302.5	303.66	1.16	120.00	97.00
SU-305	6258100N 426562E	-45/180		368.0	369.5	1.5	2.48	791.00
SU-306	6257761N 426267E	-50/30		138.09	138.59	0.5	35.60	18.80
				216.44	218.0	1.56	19.75	20.90
SU-307	6257833N 426525E	-65/360		56.5	59.5	3.0	7.84	70.70
				88.87	89.41	0.54	234.00	745.00
				155.5	157.0	1.5	43.90	29.50
SU-310	6258100N 426562E	-55/180		162.0	167.5	5.5	26.06	18.23
			incl	164.4	164.9	0.5	102.00	75.7
				191.66	196.67	5.01	12.28	8.92
			incl	196.17	196.67	0.5	84.00	39.70
SU-316(3)	6257930N 426473E	-75/30		302.62	326.75	24.13	29.71	119.66	2 Gold samples cut
				302.62	326.75	24.13	225.85	119.66	Uncut
			incl	302.62	303.12	0.5	9,110	4,030	Uncut

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				325.95	326.75	0.8	1,035	781	Uncut
SU-318(3)	6257857N 426500E	-70/270		29.5	36.75	7.25	3.06	45.14
				61.41	71.0	9.59	42.38	68.58	1 Gold sample cut
				61.41	71.0	9.59	114.64	68.58	Uncut
				61.41	62.11	0.7	1,490	856	Uncut
SU-320(3)	6257900N 426550E	-45/0		9.56	20.82	11.26	14.88	32.87	1 Gold sample cut
				9.56	10.06	0.5	305.00	239.00	Uncut
				135.5	137	1.5	29.60	8.80	Uncut
WEST ZONE
SU-290	6258831N 426566E	-75/135		186.5	202.0	15.5	1.13	75.76
				224.53	255.5	30.97	6.82	205.33
			incl	224.53	234.0	9.47	8.93	506.72
				291.0	308.27	17.27	1.45	4.67
SU-295	6258608N 426553E	-75/225		123.35	144.44	21.09	6.46	16.76
			incl	143.94	144.44	0.5	203.00	63.10
SU-309	6258852N 426621E	-75/135		274.0	283.0	9.0	1.88	87.42
(1) True thickness to be determined.
(2) Unless otherwise indicated as uncut, all gold assays over 500 g/t were cut to 500 g/t.
(3) Partial drill results.

(4) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Assay results for completed drilling will be reported as they are received over the course of the 2012 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to timing and completion of possible offerings or secondary offerings under the Prospectus, our planned exploration and development activities, the adequacy of the Company's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Company's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, the Company's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer